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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G. A. Repple and Company (a wholly-owned subsidiary of G. A. Repple Financial Group, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road (No. and Street)

Casselberry	FL	32707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra J. Albano 407-339-9090

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave	Lakewood,	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Philip Beytell____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ G.A. Repple and Company____, as of ______________________________December 31_____, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Sworn and subscribed before me on Feb 25, 2016
by Philip Beytell, personally known to me.

_Philip Beytell , COO__________________
Title

____
Notary Public



SANDRA J. ALBANO
MY COMMISSION # FF 040134
EXPIRES: October 2, 2017
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. A. REPPLE & COMPANY

Table of Contents

For the Year Ended December 31, 2015

INDEPENDENT AUDITOR'S REPORT

Board of Directors
G.A. Repple & Company
Casselberry, Florida

Report on Financial Statements
We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company"), as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO

G.A. REPPLE & COMPANY

Statement of Financial Condition

December 31, 2015

ASSETS		
Cash and cash equivalents	$	299,958
Clearing account deposits		50,087
Securities owned		375,784
Commissions receivable		219,342
Other receivables		118,411
Prepaid expenses		55,010
Deferred tax asset		22,814
Due From Parent		34,207
Total assets	$	1,175,613
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilites		
Accounts payable and accrued expenses	$	287,819
Commissions payable		22,058
Contingencies for claims		70,000
Total liabilities		379,877
Shareholder's equity		
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		351,832
Retained earnings		443,804
Total shareholder's equity		795,736
Total liabilities and shareholder's equity	$	1,175,613

See accompanying notes to financial statements.

G.A. REPPLE & COMPANY

Statement of Operations

For the Year Ended December 31, 2015

Revenues	
Commissions	$ 5,328,901
Investment advisory fees	3,953,127
Principal transactions	221,887
Marketing income	233,829
Other	75,329
Total revenues	9,813,073
Expenses	
Commissions	7,514,821
Overhead expenses	874,618
Related party Management Fees	600,000
Clearing fees	478,253
Marketing Expenses	45,014
Professional services	191,433
General & Administrative	377,561
Total expenses	10,081,700
Loss before provision for income taxes	(268,627)
Benefit from income taxes	36,525
Net Loss	$ (232,102)

See accompanying notes to financial statements.

G.A. REPPLE & COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2015

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances, January 1, 2015	100	$ 100	$ 351,832	$ 675,906	$ 1,027,838
Capital contributions	-	-	-	-	-
Net income for the year ended December 31, 2015	-	-	-	(232,102)	(232,102)
Balances, December 31, 2015	100	$ 100	$ 351,832	$ 443,804	$ 795,736

See accompanying notes to financial statements.

G.A. REPPLE & COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (232,102)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred taxes	20,106
Changes in operating assets and liabilities:	
Increase in securities owned	(42,886)
Decrease in commissions receivable	200,056
Increase in other receivables	(44,559)
Decrease in prepaid expenses	7,901
Decrease in accounts payable and accrued expenses	252,695
Increase in commissions payable	(201,771)
Decrease in contingencies for claims	(130,000)
Increase in due from parent	(6,631)
Total adjustments	54,911
Net decrease in cash and cash equivalents	(177,191)
Cash and cash equivalents at beginning of year	477,149
Cash and cash equivalents at end of year	$ 299,958

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

CLEARING ACCOUNT DEPOSITS - The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

SECURITIES OWNED – The Company purchased Church bonds and Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for Church bonds. The total value of Church bonds shown at purchase price is $251,442.80. The remainder of securities owned reflects active pricing and is show at market price.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

REVENUE RECOGNITION – Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the 1),

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts (Note 1) contingencies for claims (Note 8), and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

OVERHEAD EXPENSES - This category reflect all expenses related to payroll and employee benefits as well as rent and the management fee paid to the Parent.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2015 represents reimbursements for the costs associated with maintenance of office

equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2015 totaled $660,000.

NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

The Company paid the trust of a family member of the Parent's owner for rent and related taxes of the office building of $72,744.96 during the year ended December 31, 2015.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $152,795 and a net capital ratio of 1.87 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2015.

NOTE 5 - INCOME TAXES

The provision (benefit) from income tax at December 31, 2015, consisted of the following:

Current:		
Federal	$	
State		(60,206)
		3,575
Deferred:		
Federal		
State		14,486
		5,620
	$	(36,525)

The components of the net deferred tax asset as of December 31, 2015 are as follows:

Deferred tax asset	$	
Deferred tax liability		22,814
Valuation allowance		-
	$	22,814

NOTE 5 - INCOME TAXES (CONTINUED)

The benefit from income tax differs from the amount that would result from applying a statutory rate to the loss before benefit from income tax primarily due to surtax exemptions.

NOTE 6 – FAIR VALUE MEASUREMENTS

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Company and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 5.24% (200% of the Long-Term IRS Applicable Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 5 years at December 31, 2015. The fair value of the warrants was less than the exercise price; therefore, no value was recorded on the accompanying statement of financial condition for the warrants as of December 31, 2015.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Securities owned, at fair value	$ -	$ -	$ 331,449	$ 331,449
	$ -	$ -	$ 331,449	$ 331,449

	Level 3 Beginning Balance December 31, 2014	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2015	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2015
Assets:							
Securities Owned	$ 332,898		$ -	$ -	$ (1,449)	$ 331,449	$ (7,904)

Level 3 Fair Value Measurements:	Fair Value at December 31, 2015	Valuation Technique	Unobservable Inputs
Assets:			
Securities	$ 331,449	Third party pricing service	n/a

NOTE 7 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

Interest	$	0.00
Income taxes	$	0.00

NOTE 8 - CONTINGENCIES

The Company has received a FINRA arbitration alleging, among other things, unsuitability & negligence contributing to losses of $900,000 from investments dating from 2005 through 2008. The company has accrued $100,000 towards settlement and defense costs based on conversation with outside council. The FINRA arbitration dismissed the claim as ineligible. Client council refilled a motion in State court. The claim was settled in February 2016 with no financial exposure beyond the accrual made in the prior year.

The Company has received a FINRA arbitration alleging, among other things, unsuitability and misrepresentation relating to investments in 2008. Claimants seek rescission plus consequential damages of $172,343. The company has accrued $100,000 towards settlement and defense costs based on conversations with outside council. This claim was settled in December 2015 for less than the accrual made in the prior year.

The company received a FINRA arbitration claim alleging, among other things unsuitable investments related to church bonds. The firm has accrued $75,000 towards settlement and defense costs.

NOTE 8 – CONTINGENCIES (CONTINUED)

If the Company is unable to reach settlement in any of these matters, or if any of the matters go to trial, the amount of ultimate losses to the Company, if any, may equal any amount up to the amount of damages sought by the claimants. The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

NOTE 9 – RETIREMENT PLAN

The Company has discontinued the "Savings Incentive Match Plan for Employees" also known as a "SIMPLE" plan for employee retirement benefits through One America. Instead the company adopted a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a discretionary percentage of each eligible employee's annual salary to the plan. The Company's did not make any contributions to the Plan for the year ended December 31, 2015.

NOTE 10 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commisison

December 31, 2015

Total shareholder's equity	$	795,736
Deductions		
Non-allowable assets		
Commissions and other receivables over 30 days old		108,950
Fee Recevable limited to payable		10,008
Prepaid expenses		55,010
Deferred tax asset		42,920
Illiquid Securities		331,449
Accrued Interest		6,948
Due from Parent		34,207
Total non-allowable assets		589,492
Net capital before haircuts on securities positions		206,244
Haircuts on securities positions		(1,131)
Net capital	$	205,113
Required net capital	$	50,000
Excess net capital	$	155,113

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2015

G.A. REPPLE & COMPANY

Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission

December 31, 2015

Aggregate indebtedness		
Accounts payable and accrued expenses	$	287,819
Commissions payable		22,058
Contingencies for claims		70,000
Total Aggregate indebtedness	$	379,877
Ratio of aggregate indebtedness to net capital		1.85 to 1

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

February 24, 2016

To the Board of Directors of G.A. Repple & Company,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2015, which were agreed to by G.A. Repple & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating G.A. Repple & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). G.A. Repple & Company's management is responsible for the G.A. Repple & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
G.A. Repple & Company

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) G.A. Repple & Company (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016


G.A. REPPLE
INVEST WHERE IT MATTERS

To Whom It May Concern,

To the best knowledge and belief of G. A. Repple and Company (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2015. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

____

101 Normandy Road, Casselberry, FL 32707
T. 407.339.9090 **F.** 407.339.9091
www.GARepple.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2015*******************MIXED AADC 220
035315 FINRA DEC
G A REPPLE & CO
101 NORMANDY RD
CASSELBERRY FL 32707-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 12 166

B. Less payment made with SIPC-6 filed (exclude interest) (6 033)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 61 33

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 6133

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6133 ^{00}

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.A. Repple and Company
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

President
(Title)

Dated the 25 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9 813 072
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4 782 407
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	164 433
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4 946 840
2d. SIPC Net Operating Revenues	$ 4 866 232
2e. General Assessment @ .0025	$ 12 166
	(to page 1, line 2.A.)